SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)
                               (AMENDMENT  NO.  __) (1)

                       The St. Lawrence Seaway Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   791162 10 0
                                   -----------
                                 (CUSIP Number)
                                  Kevin J. Bay
                            W288 S290 Elmhurst Drive
                               Waukesha, WI 53188
                                 (414)  968-3055
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                 October 20, 1999
                       ----------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.






_______________________
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.  791162  10  0     13D     Page  2  of  6  Pages
            -------------                  --     --
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Kevin J. Bay

2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
                                                 (a) [ ]
                                                 (b) [x]
3    SEC  USE  ONLY


4    SOURCE  OF  FUNDS*

           PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO [ ] ITEMS 2(D) OR 2(E)

6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

           USA
                    7  SOLE  VOTING  POWER
   NUMBER OF                600
    SHARES          8  SHARED  VOTING  POWER
 BENEFICIALLY               18,000
   OWNED BY         9  SOLE  DISPOSITIVE  POWER
EACH REPORTING              600
 PERSON  WITH      10  SHARED  DISPOSITIVE  POWER
                            18,000

11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

           18,600
12   CHECK  BOX  IF  THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [ ]

13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9

           4.7%

14   TYPE  OF  REPORTING  PERSON*

           IN

CUSIP  No.  791162  10  0     13D     Page  3  of  6  Pages
            -------------                  --     --
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Dianne M. Bay

2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
                                                 (a) [ ]
                                                 (b) [x]
3    SEC  USE  ONLY


4    SOURCE  OF  FUNDS*

           PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO [ ] ITEMS 2(D) OR 2(E)

6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

           USA
                    7  SOLE  VOTING  POWER
   NUMBER OF                1,900
    SHARES          8  SHARED  VOTING  POWER
 BENEFICIALLY               18,000
   OWNED BY         9  SOLE  DISPOSITIVE  POWER
EACH REPORTING              1,900
 PERSON  WITH      10  SHARED  DISPOSITIVE  POWER
                            18,000

11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

           19,900
12   CHECK  BOX  IF  THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [ ]

13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9

           5.1%

14   TYPE  OF  REPORTING  PERSON*

           IN

                                  SCHEDULE 13D

                CUSIP NO. 791162 10 0            Page 4 of 6 Pages
                ---------------------                 -    -

ITEM  1.  SECURITY  AND  ISSUER
          ---------------------

          This statement relates to Common Stock, par value $1.00 per share ("Common Stock"), of The St. Lawrence Seaway Corporation (the "Company"). The principal executive offices of the Company are located at 320 North Meridan Street, Suite 818, Indianapolis, Indiana 46204.

ITEM  2.  IDENTITY  AND  BACKGROUND
          -------------------------

          (a)-(c) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G the General Rules and Regulations under the Securities Exchange Act of 1934 (the "Act"), this Schedule 13D is filed on behalf of certain individuals identified below (the "Reporting Persons") who, pursuant to Rule 13d-5(b)(1), may be deemed as a group to have acquired beneficial ownership of the Common Stock of the Company as a result of such individuals' purchasing certain shares of the Common Stock with personal funds, for personal investment purposes, through various market transactions.

          Although the Reporting Persons are making this joint filing, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists within the meaning of the Act.

          The names, residence or business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted for the Reporting Persons are as follows:

          Kevin J. Bay.  Mr. Bay's resident address is W288 S290 Elmhurst Drive,
          ------------
Waukesha, Wisconsin 53188. Mr. Bay is a stockbroker with Smith Barney, Inc., at N17 W24222 Riverwood Drive, Suite 150, Waukesha, Wisconsin 53188.

          Dianne  M.  Bay.  Ms.  Bay's  resident  address  is W288 S290 Elmhurst
          ---------------
Drive,  Waukesha,  Wisconsin  53188.  Ms.  Bay  is  a  homemaker.

          (d) None of the persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the persons identified in this Item 2 has, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities with respect to, federal or state securities laws or a finding of any violations with respect to such laws.

          (f) All of the individuals identified in this Item 2 are citizens of the United States of America.

                                  SCHEDULE 13D

                CUSIP NO. 791162 10 0            Page 5 of 6 Pages
                ---------------------                 -    -

ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION
          --------------------------------------------------------

          The Common Stock of the Company held by the Reporting Persons was acquired with personal funds in various market transactions dating from May 21, 1997 to October 20, 1999.

ITEM  4.  PURPOSE  OF  TRANSACTION
          ------------------------

          The purpose of the Reporting Persons acquisition of Common Stock of the Company is for personal investment.

          The Reporting Persons do not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of common stock of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER
          -----------------------------------------

          (a)-(b) Although each Reporting Person disclaims beneficial ownership of any shares of Common Stock beneficially owned by each other Reporting Person, pursuant to the Act and regulations thereunder the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 20,500 shares of Common Stock, representing approximately 5.2% of the outstanding Common Stock as of January 13, 2000.

          Each person named in response to Item 2 hereof has, as of January 13, 2000 or as of such other date specified below, sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of Common Stock as follows:

          Kevin J. Bay.  Mr. Bay has the sole power to vote 600 shares of Common
          ------------
Stock and the sole power to dispose of 600 shares of Common Stock, and shared power to vote 18,000 shares of Common Stock and shared power to dispose of 18,000 shares of Common Stock, which constitutes approximately 4.7% of the outstanding Common Stock in the aggregate.

                                  SCHEDULE 13D

                CUSIP NO. 791162 10 0            Page 6 of 6 Pages
                ---------------------                 -    -

          Dianne  M.  Bay.  Ms.  Bay  has the sole power to vote 1,900 shares of
          ---------------
Common Stock and the sole power to dispose of 1,900 shares of Common Stock, and shared power to vote 18,000 shares of Common Stock and shared power to dispose of 18,000 shares of Common Stock, which constitutes approximately 5.1% of the outstanding Common Stock in the aggregate.

          (c) There have been no transactions in Common Stock of the Company by any of the Reporting Persons during the 60 days prior to January 13, 2000.

          (d) No other person is known by the undersigned to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

          (e) It is inapplicable for the purposes herein to state the date on which a Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO
         -----------------------------------------------------------------------
         SECURITIES  OF  THE  ISSUER
         ---------------------------

          Kevin J. Bay and Dianne M. Bay are husband and wife. The Bays own 18,000 shares of Common Stock of the Company in a joint account.

ITEM  7.  MATERIALS  TO  BE  FILED  AS  EXHIBITS
          --------------------------------------

          None.

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  January  17,  2000
                                          /s/  Kevin  J.  Bay
                                          -------------------
                                          Kevin  J.  Bay

                                          /s/  Dianne  M.  Bay
                                          --------------------
                                          Dianne  M.  Bay